United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Interim Financial Statements

March 31, 2021

BRGAAP in R$ (English)

Vale S.A. Interim Financial Statements

Report on review of quarterly information

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying consolidated and parent company interim accounting information of Vale S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2021, comprising the statement of financial position at that date and the income statement and the statements of comprehensive income, changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated and parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated and parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

PricewaterhouseCoopers Auditores Independentes, Rua do Russel 804, Edifício Manchete, 6º e 7º andares, Rio de Janeiro, RJ, Brasil

22210-907, T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

Other matters

Value added statements

The quarterly information referred to above includes the parent company and consolidated statements of value added for the three-month period ended March 31, 2021. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim accounting information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, April 26, 2021

PricewaterhouseCoopers	Patricio Marques Roche
Auditores Independentes	Contador CRC 1RJ081115/O-4

CRC 2SP000160/O-5

Income Statement

In millions of Brazilian reais, except earnings per share data

		Consolidated		Parent company
		Three-month period ended March 31,
	Notes	2021	2020	2021	2020
Net operating revenue	4(c)	69,301	31,251	46,075	18,793
Cost of goods sold and services rendered	5(a)	(25,397)	(19,215)	(12,439)	(8,617)
Gross profit		43,904	12,036	33,636	10,176

Operating expenses
Selling and administrative expenses	5(b)	(577)	(516)	(323)	(260)
Research and evaluation expenses		(552)	(429)	(252)	(178)
Pre-operating and operational stoppage	19	(792)	(1,192)	(748)	(1,160)
Equity results and others results from subsidiaries	12	-	-	13,901	(1,687)
Brumadinho event	19	(637)	(708)	(637)	(708)
Other operating expenses, net	5(c)	(41)	(267)	(487)	(586)
		(2,599)	(3,112)	11,454	(4,579)
Impairment and disposals of non-current assets	12 and 14	(897)	(136)	(8)	42
Operating income		40,408	8,788	45,082	5,639

Financial income	6	402	492	93	173
Financial expenses	6	(7,538)	(2,290)	(7,442)	(2,327)
Other financial items, net	6	6,960	(8,688)	652	(5,832)
Equity results and other results in associates and joint ventures	12 and 20	(93)	(767)	(93)	(767)
Income (loss) before income taxes		40,139	(2,465)	38,292	(3,114)

Income taxes	7
Current tax		(8,270)	(1,593)	(7,489)	(1,065)
Deferred tax		(1,680)	4,695	(239)	5,163
		(9,950)	3,102	(7,728)	4,098

Net income		30,189	637	30,564	984
Loss attributable to non-controlling interests		(375)	(347)	-	-
Net income attributable to Vale's stockholders		30,564	984	30,564	984

Earnings per share attributable to Vale's stockholders:
Basic and diluted earnings per share:	8
Common share (R$)		5.96	0.19	5.96	0.19

The accompanying notes are an integral part of these interim financial statements.

Statement of Comprehensive Income

In millions of Brazilian reais

	Consolidated		Parent company
	Three-month period ended March 31,
	2021	2020	2021	2020
Net income	30,189	637	30,564	984
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Retirement benefit obligations (note 23)	1,642	47	(7)	(9)
Fair value adjustment to investment in equity securities	1,553	(1,209)	1,279	(1,002)
Equity results (note 12 and 26)	-	-	1,923	(151)
Total items that will not be subsequently reclassified to income statement, net of tax	3,195	(1,162)	3,195	(1,162)

Items that may be subsequently reclassified to income statement
Translation adjustments	10,023	18,305	10,501	19,601
Net investments hedge (note 15)	(851)	(2,394)	(851)	(2,394)
Net cash flow hedge (note 15)	88	277	-	-
Equity results (note 12 and 26)	-	-	88	277
Reclassification of cumulative translation adjustment to net income (note 12)	(6,308)	-	(6,308)	-
Total of items that may be subsequently reclassified to income statement, net of tax	2,952	16,188	3,430	17,484
Total comprehensive income	36,336	15,663	37,189	17,306
Comprehensive income (loss) attributable to non-controlling interests	(853)	(1,643)
Comprehensive income attributable to Vale's stockholders	37,189	17,306

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Consolidated		Parent company
	Three-month period ended March 31,
	2021	2020	2021	2020
Cash flow from operations (a)	47,422	9,006	55,867	6,405
Interest on loans and borrowings paid (note 18)	(1,585)	(1,077)	(1,989)	(1,589)
Cash received (paid) on settlement of Derivatives, net (note 15)	(1,094)	1,332	(831)	(178)
Income taxes (including settlement program)	(6,433)	(1,527)	(5,118)	(1,352)
Net cash provided by operating activities	38,310	7,734	47,929	3,286

Cash flow from investing activities:
Capital expenditures (notes 13 and 14)	(5,541)	(4,999)	(3,183)	(2,678)
Additions to investments (note 12)	(237)	(364)	(403)	(628)
Cash paid on the disposal of VNC (note 12)	(3,134)	-	-	-
Short-term investment	(4,069)	884	(2,682)	870
Other investments activities, net (i)	(141)	(244)	(10,657)	1,532
Net cash used in investing activities	(13,122)	(4,723)	(16,925)	(904)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 18)	1,633	24,419	1,633	-
Payments of loans and borrowings from third-parties (note 18)	(6,913)	(1,678)	(6,401)	(1,226)
Lease payments (note 18)	(304)	(218)	(102)	(26)
Dividends and interest on capital paid to stockholders (note 24)	(21,866)	-	(21,866)	-
Dividends and interest on capital paid to non-controlling interest	(15)	(12)	-	-
Net cash provided by (used in) financing activities	(27,465)	22,511	(26,736)	(1,252)

Increase (decrease) in cash and cash equivalents	(2,277)	25,522	4,268	1,130
Cash and cash equivalents in the beginning of the period	70,086	29,627	14,609	9,597
Effect of exchange rate changes on cash and cash equivalents	5,590	6,135	-	-
Cash and cash equivalents at end of the period	73,399	61,284	18,877	10,727

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	87	138	87	138

Cash flow from operating activities:
Income (loss) before income taxes	40,139	(2,465)	38,292	(3,114)
Adjusted for:
Equity results and others results from subsidiaries (note 12)	-	-	(13,901)	1,687
Equity results and other results in associates and joint ventures (note 12)	93	767	93	767
Impairment and disposal of non-current assets	897	136	8	(42)
Depreciation, depletion and amortization	4,012	3,676	2,047	1,932
Financial results, net (note 6)	176	10,486	6,697	7,986
Changes in assets and liabilities:
Accounts receivable	7,718	2,553	25,884	430
Inventories	(924)	(865)	(111)	(591)
Suppliers and contractors (ii)	(1,452)	(2,846)	(1,749)	(2,820)
Provision - Payroll, related charges and other remunerations	(1,634)	(885)	(882)	(496)
Payments related to Brumadinho event (note 19) (iii)	(813)	(970)	(813)	(970)
Other assets and liabilities, net	(790)	(581)	302	1,636
Cash flow from operations (a)	47,422	9,006	55,867	6,405

(i) Includes loans and advances with related parties in the Parent Company.

(ii) Includes variable lease payments.

(iii) In addition, the Company has incurred in expenses, which were recognized straight in the income statement, of R$637 and R$708 for the three-month period ended March 31, 2021 and 2020, respectively. Therefore, the Company has disbursed a total amount of R$1,450 as at March 31, 2021 in relation to the Brumadinho event (2020: R$1,678).

The accompanying notes are an integral part of these interim financial statements.

Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent company
	Notes	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	18	73,399	70,086	18,877	14,609
Short-term investments	18	8,141	4,006	4,294	1,811
Accounts receivable	9	20,026	25,944	23,907	46,559
Other financial assets	11	1,648	1,707	33	37
Inventories	10	24,352	21,103	6,954	6,142
Recoverable taxes		2,652	2,646	1,026	1,036
Others		1,807	1,313	2,484	2,199
		132,025	126,805	57,575	72,393

Non-current assets
Judicial deposits	22(c)	6,529	6,591	6,210	6,265
Other financial assets	11	12,025	9,271	5,768	3,838
Recoverable taxes		6,304	5,670	2,473	2,244
Deferred income taxes	7(a)	52,459	53,711	41,855	42,760
Others		3,679	3,380	927	725
		80,996	78,623	57,233	55,832

Investments	12	10,658	10,557	205,961	181,319
Intangibles	13	49,343	48,309	28,133	28,243
Property, plant and equipment	14	222,547	213,836	111,983	111,338
		363,544	351,325	403,310	376,732
Total assets		495,569	478,130	460,885	449,125
Liabilities
Current liabilities
Suppliers and contractors		17,733	17,496	9,965	11,601
Loans, borrowings and leases	18	5,633	5,901	3,164	3,804
Other financial liabilities	11	11,861	9,906	5,193	4,747
Taxes payable		4,731	4,950	3,856	3,509
Settlement program ("REFIS")	7(c)	1,774	1,769	1,738	1,733
Liabilities related to associates and joint ventures	20	4,818	4,554	4,818	4,554
Provisions	21	5,143	9,498	3,420	4,606
Liabilities related to Brumadinho	19	10,521	9,925	10,521	9,925
De-characterization of dams	19	2,093	1,981	2,093	1,981
Dividends payable		119	6,342	103	6,342
Others		2,953	3,516	4,935	4,173
		67,379	75,838	49,806	56,975
Non-current liabilities
Loans, borrowings and leases	18	73,035	72,187	18,596	21,646
Participative stockholders' debentures	17	23,043	17,737	23,043	17,737
Other financial liabilities	11	25,166	23,967	106,521	107,718
Settlement program ("REFIS")	7(c)	12,082	12,493	11,843	12,245
Deferred income taxes	7(a)	11,078	9,198	-	-
Provisions	21	42,414	43,829	12,760	13,016
Liabilities related to Brumadinho	19	12,344	13,849	12,344	13,849
De-characterization of dams	19	9,085	9,916	9,085	9,916
Liabilities related to associates and joint ventures	20	5,048	6,228	5,048	6,228
Streaming transactions		11,316	10,419	-	-
Others		1,677	1,483	4,352	4,010
		226,288	221,306	203,592	206,365
Total liabilities		293,667	297,144	253,398	263,340

Stockholders' equity	24
Equity attributable to Vale's stockholders		207,487	185,785	207,487	185,785
Equity attributable to non-controlling interests		(5,585)	(4,799)	-	-
Total stockholders' equity		201,902	180,986	207,487	185,785
Total liabilities and stockholders' equity		495,569	478,130	460,885	449,125

The accompanying notes are an integral part of these interim financial statements.

Statement of Changes in Equity

In millions of Brazilian reais

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to non-controlling interests	Total stockholders' equity
Balance at December 31, 2020	77,300	3,634	36,598	(6,452)	(7,307)	82,012	-	185,785	(4,799)	180,986
Net income (loss)	-	-	-	-	-	-	30,564	30,564	(375)	30,189
Other comprehensive income	-	-	-	-	3,012	3,613		6,625	(478)	6,147
Dividends and interest on capital of Vale's stockholders	-	-	(15,524)	-	-	-	-	(15,524)	-	(15,524)
Dividends of non-controlling interest	-	-	-	-	-	-	-	-	(9)	(9)
Acquisitions and disposal of non-controlling interest	-	-	-	-	-	-	-	-	76	76
Treasury shares utilized in the period (note 24)	-	-	-	37	-	-	-	37	-	37
Balance at March 31, 2021	77,300	3,634	21,074	(6,415)	(4,295)	85,625	30,564	207,487	(5,585)	201,902

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to non-controlling interests	Total stockholders' equity
Balance at December 31, 2019	77,300	3,634	28,577	(6,520)	(5,673)	64,162	-	161,480	(4,331)	157,149
Net income (loss)	-	-	-	-	-	-	984	984	(347)	637
Other comprehensive income	-	-	-	-	(1,162)	17,484	-	16,322	(1,296)	15,026
Dividends of non-controlling interest	-	-	-	-	-	-	-	-	(9)	(9)
Capitalization of non-controlling interest advances	-	-	-	-	-	-	-	-	25	25
Treasury shares utilized in the period (note 24)	-	-	-	68	-	-	-	68	-	68
Balance at March 31, 2020	77,300	3,634	28,577	(6,452)	(6,835)	81,646	984	178,854	(5,958)	172,896

The accompanying notes are an integral part of these interim financial statements.

Value Added Statement

In millions of Brazilian Reais

	Consolidated		Parent company
	Three-month period ended March 31,
	2021	2020	2021	2020
Generation of value added
Gross revenue
Revenue from products and services	70,104	31,648	46,835	19,146
Revenue from the construction of own assets	1,824	1,196	661	589
Other revenues	622	343	485	130
Less:
Cost of products, goods and services sold	(7,772)	(5,174)	(4,214)	(2,503)
Material, energy, third-party services and other	(9,355)	(7,925)	(3,124)	(2,967)
Impairment of non-current assets and others results	(897)	(136)	(8)	42
Brumadinho event	(637)	(708)	(637)	(708)
Other costs and expenses	(3,992)	(2,910)	(2,204)	(1,609)
Gross value added	49,897	16,334	37,794	12,120
Depreciation, amortization and depletion	(4,012)	(3,676)	(2,047)	(1,932)
Net value added	45,885	12,658	35,747	10,188

Received from third parties
Equity results from entities	(93)	(767)	13,808	(2,454)
Financial income	4,441	4,769	3,938	5,083
Total value added to be distributed	50,233	16,660	53,493	12,817

Personnel and charges	2,212	1,972	1,102	988
Taxes and contributions	13,032	(1,309)	10,629	(2,539)
Interest (net derivatives and monetary and exchange rate variation)	4,544	15,165	10,608	13,014
Other remunerations of third party funds	256	195	590	370
Reinvested net income	30,564	984	30,564	984
Loss attributable to noncontrolling interest	(375)	(347)	-	-
Distributed value added	50,233	16,660	53,493	12,817

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1.            Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are iron ore and iron ore pellets producers, which are key raw materials for steelmaking, and nickel producers, which is used to produce stainless steel and metal alloys employed in the production process of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore and, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.            Basis of preparation of the interim financial statements

a)      Statement of compliance

The consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting (CPC 21) of the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as implemented in Brazil by the Brazilian Accountant Pronouncements Committee ("CPC"), approved by the Brazilian Securities Exchange Commission ("CVM") and by the Brazilian Federal Accounting Council (“CFC”). All relevant information from its own interim financial statements, and only this information, are being presented and correspond to those used by the Company's Management.

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

b)     Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2020. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements. The selected notes of the Parent Company are presented in a summarized form in note 26.

These interim financial statements were authorized for issue by the Executive Board on April 26, 2021.

The interim financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”).

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended March 31,
	March 31, 2021	December 31, 2020	2021	2020
United States dollar	5.6973	5.1967	5.4833	4.4656
Canadian dollar ("CAD")	4.5325	4.0771	4.3323	3.3148
Euro ("EUR")	6.6915	6.3779	6.6033	4.9224

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

3.            Significant events in the current period

The financial position, cash flows and performance of the Company were particularly affected by the following events and transactions during the three-month period ended March 31, 2021:

•	February 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”) with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. Thus, the Company recognized a loss of R$19,924 in the income statement for the year ended December 31, 2020. In April 2021 (subsequent event), the res judicata of the Global Settlement was drawn up (note 12).

•	In March 2021, the Company completed the sale of its equity interest in Vale Nouvelle-Calédonie SAS (“VNC”) to the Prony Resources New Caledonia consortium. Upon closing of the transaction, the Company recognized further losses in the amount of R$549 as “Impairment and disposals of non-current assets”. Thus, the Company has paid a total cash of R$3,441, of which R$307 were used support the continuity of VNC’s operation until March 31, 2021 and R$3,134 (US$555 million) was paid to the buyers on March 31, 2021. Additionally, the Company reclassified the gain of R$6,391 related to the cumulative translation adjustments from the stockholders’ equity to the income statement under “Other financial items, net” (note 12).

•	In March 2021, the Company paid stockholders’ remuneration in the amount of R$21,866 (note 24).

•	In March 2021, the Company redeemed all of its 3.750% bonds due January 2023, in the total amount of R$4,946 (EUR750 million) and for it paid a premium of R$354, which was recorded as “Financial expenses” under “Expenses with cash tender offer redemption” for three-month period ended March 31,2021 (notes 6 and 18).

•	In April 2021 (subsequent event), the Company approved a share buyback program for its common shares, limited to a maximum of 270,000,000 common shares and their respective ADRs. The program will be carried out over a period of up to 12 months (note 24).

•	In April 2021 (subsequent event), the Company signed an Investment Agreement with Mitsui & Co., Ltd (“Mitsui”), for the acquisition by Vale of the totality of Mitsui´s interest of Vale Moçambique and in the Nacala Logistics Corridor (“NLC”). The completion of Mitsui´s exit is expected throughout 2021 (note 12).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

4.            Information by business segment and by geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance ("chief operating decision maker" under IFRS 8 - Operating Segments) are the Executive Boards and the Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted LAJIDA (EBITDA).

The Company allocates to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses. Additionally, the costs related to the Brumadinho event are not directly linked to the Company's operating activities and, therefore, are allocated to "Other" as well.

In the current period, the Company has allocated the financial information of Vale New Caledonia operation to “Others” as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Base Metals business segment due to the sale of this operation. The comparative periods were restated to reflect this change in the allocation criteria.

a)            Adjusted LAJIDA (EBITDA)

The definition of Adjusted LAJIDA (EBITDA) for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Consolidated
	Three-month period ended March 31, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	50,153	(11,456)	(117)	(184)	(503)	-	37,893
Iron ore pellets	6,637	(2,105)	160	(4)	(72)	-	4,616
Ferroalloys and manganese	250	(122)	(5)	(1)	(23)	-	99
Other ferrous products and services	536	(362)	10	(1)	-	-	183
	57,576	(14,045)	48	(190)	(598)	-	42,791

Base metals
Nickel and other products	7,880	(4,238)	(54)	(60)	(2)	-	3,526
Copper	3,010	(904)	1	(102)	(3)	-	2,002
	10,890	(5,142)	(53)	(162)	(5)	-	5,528

Coal	509	(1,810)	8	(11)	-	424	(880)

Others (i)	326	(621)	(564)	(188)	(5)	-	(1,052)
	69,301	(21,618)	(561)	(551)	(608)	424	46,387

Brumadinho event	-	-	(637)	-	-	-	(637)
COVID-19	-	-	(9)	-	-	-	(9)
Total	69,301	(21,618)	(1,207)	(551)	(608)	424	45,741

(i) Includes the EBITDA of VNC in the amount of R$358.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended March 31, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	19,375	(7,548)	(87)	(108)	(749)	-	10,883
Iron ore pellets	3,824	(1,848)	48	(4)	(112)	-	1,908
Ferroalloys and manganese	211	(223)	-	-	(5)	-	(17)
Other ferrous products and services	383	(317)	5	(3)	-	-	68
	23,793	(9,936)	(34)	(115)	(866)	-	12,842

Base metals
Nickel and other products	4,263	(2,386)	(86)	(57)	-	-	1,734
Copper	1,709	(924)	4	(77)	-	-	712
	5,972	(3,310)	(82)	(134)	-	-	2,446

Coal	673	(1,684)	6	(40)	-	324	(721)

Others (i)	813	(1,000)	(591)	(140)	(17)	-	(935)
	31,251	(15,930)	(701)	(429)	(883)	324	13,632

Brumadinho event	-	-	(708)	-	-	-	(708)
Total	31,251	(15,930)	(1,409)	(429)	(883)	324	12,924

(i) Includes the reclassification of the EBITDA of VNC in the amount of R$209 for the three-month period ended March 31, 2020.

Adjusted LAJIDA (EBITDA) is reconciled to net income as follows:

	Consolidated
	Three-month period ended March 31,
	2021	2020
Net income attributable to Vale's stockholders	30,564	984
Loss attributable to non-controlling interests	(375)	(347)
Net income	30,189	637
Depreciation, depletion and amortization	4,012	3,676
Income taxes	9,950	(3,102)
Financial results	176	10,486
LAJIDA (EBITDA)	44,327	11,697

Items to reconciled adjusted LAJIDA (EBITDA)
Equity results and other results in associates and joint ventures	93	767
Dividends received and interest from associates and joint ventures (i)	424	324
Impairment and disposal of non-current assets	897	136
Adjusted LAJIDA (EBITDA)	45,741	12,924

(i) Includes the remuneration of the financial instrument of the Coal segment.

b)            Assets by segment

	Consolidated
	March 31, 2021			December 31, 2020
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	12,519	6,036	155,045	10,483	5,995	152,970
Base metals	7,263	96	109,462	6,398	91	101,593
Coal	270	-	-	129	-	-
Others	18	4,526	7,383	-	4,471	7,582
Total	20,070	10,658	271,890	17,010	10,557	262,145

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended March 31,
	2021			2020
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	2,898	446	2,180	2,381	406	1,892
Base metals	1,594	374	1,738	1,349	235	1,552
Coal	159	-	-	345	-	83
Others (iii)	58	12	94	272	11	149
Total	4,709	832	4,012	4,347	652	3,676

(i) Goodwill is allocated to ferrous minerals and base metals segments in the amount of R$7,133 and R$11,114 in March 31, 2021 and R$7,133 and R$10,008 in December 31, 2020, respectively. The variation of "Property, plant and equipment and intangibles" of base metals occurred due to the foreign exchange variation in the period.

(ii) Cash outflows.

(iii) Includes the reclassification of VNC under the captions “Sustaining capital” and “depreciation, depletion and amortization”, in the amount of R$266 and R$81, respectively, for the three-month period ended on March 31, 2020.

c)            Net operating revenue by geographic area

	Consolidated
	Three-month period ended March 31, 2021
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	1,200	520	-	21	1,741
United States of America	544	1,567	-	-	2,111
Germany	937	2,546	-	-	3,483
Europe, except Germany	3,234	3,864	100	-	7,198
Middle East, Africa and Oceania	1,499	2	99	-	1,600
Japan	2,893	527	-	-	3,420
China	37,208	875	76	-	38,159
Asia, except Japan and China	4,279	865	234	-	5,378
Brazil	5,782	124	-	305	6,211
Net operating revenue	57,576	10,890	509	326	69,301

	Consolidated
	Three-month period ended March 31, 2020
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except United States and Brazil	458	488	-	390	1,336
United States of America	201	1,092	-	-	1,293
Germany	826	865	-	-	1,691
Europe, except Germany	1,276	1,689	219	-	3,184
Middle East, Africa and Oceania	1,075	36	126	-	1,237
Japan	1,692	424	55	-	2,171
China	13,789	505	75	-	14,369
Asia, except Japan and China	1,850	707	198	-	2,755
Brazil	2,626	166	-	423	3,215
Net operating revenue	23,793	5,972	673	813	31,251

(i) Includes the reclassification of VNC in the amount of R$390 for the three-month period ended March 31, 2020.

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price (note 15). The selling price of these products can be measured reliably at each period, since the price is quoted in an active market.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables is presented below:

	March 31, 2021
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue
Iron ore	12,114	160.5	+/-10%	1,066
Iron ore pellets	108	200.0	+/-10%	12
Copper	78	10,864.6	+/-10%	462

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

5.            Costs and expenses by nature

a)            Cost of goods sold and services rendered

	Consolidated
	Three-month period ended March 31,
	2021	2020
Personnel	2,142	1,855
Materials and services	3,854	3,631
Fuel oil and gas	1,144	1,257
Maintenance	3,561	3,003
Royalties	1,379	726
Energy	819	843
Ores acquired from third parties (i)	1,878	266
Depreciation, depletion and amortization	3,779	3,285
Freight	4,293	3,117
Others	2,548	1,232
Total	25,397	19,215

Cost of goods sold	24,665	18,499
Cost of services rendered	732	716
Total	25,397	19,215

(i) The increase in “Ores acquired from third parties” is mainly due to the significant increase in the reference price for iron ore and higher volumes of other ores compared to 2020.

Tax on mineral production (Taxa de Fiscalização de Recursos Minerais - “TFRM”) – Several Brazilian states, including Minas Gerais, Pará and Mato Grosso do Sul, impose a TFRM, which is currently assessed at rates ranging from R$0.50 to R$3.72 per metric ton of minerals produced in or transferred from the state. The expenses related to the TFRM are presented in these interim financial statements under “Royalties”. In March 2021, a state decree increased the TFRM rate in the state of Para to R$11.19 per metric ton, with effectiveness as of April 2021. According to the prior rule, which would expire in 2031, the TFRM rate was R$3.72 per ton until the production of 10 million metric tons and R$0.74 for volumes over than 10 million metric tons. The Company is evaluating in the legal aspects of this change and, based on the Constitutional Principle of mandatory notice period, which sets out the tax increase would become in force only in the subsequent year of its enactment, therefore the Company does not expect any impact in 2021. The Company is also evaluating other legal aspects to defend the overcharge for the future.

b)            Selling and administrative expenses

	Consolidated
	Three-month period ended March 31,
	2021	2020
Selling	98	71
Personnel	260	211
Services	92	79
Depreciation and amortization	48	82
Others	79	73
Total	577	516

c)            Other operating expenses (income), net

	Consolidated
	Three-month period ended March 31,
	2021	2020
Provision for litigations	88	89
Profit sharing program	122	150
Others	(169)	28
Total	41	267

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

6.            Financial result

	Consolidated
	Three-month period ended March 31,
	2021	2020
Financial income
Short-term investments	149	231
Others	253	261
	402	492
Financial expenses
Loans and borrowings gross interest (note 18)	(1,133)	(954)
Capitalized loans and borrowing costs	87	138
Participative stockholders' debentures (note 17)	(5,314)	(103)
Interest on REFIS	(38)	(109)
Interest on lease liabilities (note 18)	(98)	(78)
Financial guarantees	(201)	(703)
Expenses with cash tender offer redemption (note 18)	(354)	-
Others	(487)	(481)
	(7,538)	(2,290)
Other financial items, net
Net foreign exchange gains (losses)	1,740	(2,276)
Derivative financial instruments (note 15)	(2,422)	(6,394)
Reclassification of cumulative translation adjustment on VNC sale (note 12)	6,391	-
Indexation gains (losses), net	1,251	(18)
	6,960	(8,688)
Total	(176)	(10,486)

7.            Income taxes

a) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2020	53,711	9,198	44,513
Effect in income statement	(1,406)	274	(1,680)
Translation adjustment	840	916	(76)
Other comprehensive income	(686)	690	(1,376)
Balance at March 31, 2021	52,459	11,078	41,381

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2019	37,151	7,585	29,566
Effect in income statement	4,468	(227)	4,695
Transfers between asset and liabilities	186	186	-
Translation adjustment	2,132	1,462	670
Other comprehensive income	8,364	44	8,320
Balance at March 31, 2020	52,301	9,050	43,251

b)            Income tax reconciliation – Income statement

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year. The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Consolidated
	Three-month period ended March 31,
	2021	2020
Income (loss) before income taxes	40,139	(2,465)
Income taxes at statutory rate - 34%	(13,647)	838
Adjustments that affect the basis of taxes:
Tax incentives	2,501	1,379
Equity results	(55)	(177)
Addition(reversal) of tax loss carryforward	(257)	1,015
Others	1,508	47
Income taxes	(9,950)	3,102

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Income taxes - Settlement program (“REFIS”)

The balance mainly relates to the settlement program of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at March 31, 2021, the balance of R$13,856 (R$1,774 classified as current liabilities and R$12,082 classified as non-current liabilities) is due in 91 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate. As at March 31, 2021, the SELIC rate was 2.75% per annum.

d) Uncertain tax positions

There have been no developments on matters related to the uncertain tax positions since the December 31, 2020 financial statements.

8.	Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended March 31,
	2021	2020
Net income attributable to Vale's stockholders:
Net income	30,564	984

Thousands of shares
Weighted average number of shares outstanding - common shares	5,130,188	5,128,598

Basic and diluted earnings per share:
Common share (R$)	5.96	0.19

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

9.	Accounts receivable

	Consolidated
	March 31, 2021	December 31, 2020
Accounts receivable	20,306	26,205
Expected credit loss	(280)	(261)
	20,026	25,944

Revenue related to the steel sector - %	88.98%	87.25%

	Consolidated
	Three-month period ended March 31,
	2021	2020
Impairment of accounts receivable recorded in the income statement	2	55

As at March 31, 2021, there is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues. In 2020, the Company had a customer of the Ferrous Minerals Segment whose revenue individually represented 10.1% of the Company’s total revenue.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

10.	Inventories

	Consolidated
	March 31, 2021	December 31, 2020
Finished products	18,498	13,659
Work in progress	1,572	3,351
Consumable inventory	4,282	4,093
Total	24,352	21,103

	Consolidated
	Three-month period ended March 31,
	2021	2020
Reversal for net realizable value	70	314

Finished and work in progress products inventories by segments are presented in note 4(b) and the cost of goods sold is presented in note 5(a).

11.            Other financial assets and liabilities

	Consolidated
	Current		Non-Current
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Other financial assets
Restricted cash	-	-	329	197
Derivative financial instruments (note 15)	799	698	324	347
Investments in equity securities	-	-	6,189	3,936
Related parties - Loans (note 25)	849	1,009	5,183	4,791
	1,648	1,707	12,025	9,271
Other financial liabilities
Derivative financial instruments (note 15)	1,755	1,712	4,875	3,578
Related parties - Loans (note 25)	4,148	3,759	5,355	4,903
Financial guarantees provided	-	-	4,762	4,558
Liabilities related to the concession grant (note 13)	1,465	1,088	10,174	10,928
Advance received	4,493	3,347	-	-
	11,861	9,906	25,166	23,967

Investment in equity securities – Mainly refers to 34.2 million common shares of The Mosaic Company (“Mosaic”), which is accounted for as a financial instrument measured at fair value through other comprehensive income. The recorded amount was calculated based on Mosaic’s share price at the end of each financial reporting period.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

12.         Investments in subsidiaries, associates and joint ventures

a) Investment information

			Consolidated
			Investments in associates and joint ventures		Equity results in the income statement		Dividends received
					Three-month period ended March 31,		Three-month period ended March 31,
Associates and joint ventures	% ownership	% voting capital	March 31, 2021	December 31, 2020	2021	2020	2021	2020
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	110	103	7	5	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	279	249	29	15	-	-
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	224	223	-	12	-	-
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	250	228	22	24	-	-
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	645	627	18	10	-	-
MRS Logística S.A.	48.16	46.75	2,114	2,069	93	(9)	-	-
Samarco Mineração S.A. (note 20)	50.00	50.00	-	-	-		-	-
VLI S.A.	29.60	29.60	2,414	2,495	(83)	(131)	-	-
			6,036	5,994	86	(74)	-	-
Base metals
Korea Nickel Corp.	25.00	25.00	96	91	-	2	-	-
			96	91	-	2	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	1,825	1,909	56	46	-	-
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	601	606	(6)	(4)	-	-
California Steel Industries, Inc.	50.00	50.00	1,406	1,218	68	(28)	-	-
Companhia Siderúrgica do Pecém ("CSP") (ii)	50.00	50.00	-	-	(237)	(364)	-	-
Mineração Rio do Norte S.A.	40.00	40.00	312	367	(51)	(46)	-	-
Nacala Corridor Holding Netherlands B.V.	50.00	50.00	-	-	-	-	-	-
Others			382	372	(78)	(53)	-	-
			4,526	4,472	(248)	(449)	-	-
Total			10,658	10,557	(162)	(521)	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders' agreement where relevant decisions are shared with other parties.

(ii) CSP is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

b) Movements during the period

	Consolidated
	2021	2020
Balance at January 1,	10,557	11,278
Capital contribution to CSP	237	364
Translation adjustment	134	311
Equity results in income statement	(162)	(521)
Dividends declared	(195)	(182)
Others	87	49
Balance at March 31,	10,658	11,299

The amount of investments by segments are presented in note 4(b).

c) Acquisitions and divestitures

Investment Agreement with Mitsui & Co. Ltd. (“Mitsui”) - In January 2021, the Company signed a Heads of Agreement with Mitsui, both parties to structure Mitsui’s exit from Vale Moçambique and Nacala Logistics Corridor (“NLC”). Currently, Mitsui holds a non-controlling interest of 15% in Vale Moçambique and a 50% interest in NLC.

In April 2021 (subsequent event), the Company signed an Investment Agreement with Mitsui for the acquisition by Vale of the totality of Mitsui´s interest of Vale Moçambique and NLC. The Investment Agreement determines that Vale will acquire Mitsui's stake in the mine and logistics assets for an immaterial consideration and will undertake of the Nacala Corridor Project Finance in full, which is approximately R$14,181 (US$2,489 million) outstanding balance at March 31, 2021. In case of closing the transaction, Vale will also control NLC and, therefore, consolidate its assets and liabilities. The parties expect to conclude the transaction during 2021.

In addition, the Company informed the market its divestiture intention in the coal segment following the acquisition of Mitsui’s stake. Therefore, after completion of this acquisition transaction, the Company will assess whether the coal segment would meet the criteria to be classified as a discontinued operation in its future financial statements.

Boston Electrometallurgical Company (“Boston Metal”) – In February 2021, the Company made an investment of R$33 (US$6 million) in Boston Metal to acquire a non-controlling interest of 3.24%, aiming promote the development of a technology focused on the reduction of carbon dioxide on the steel production. Boston Metal has a diverse shareholding structure which includes venture capital funds, mining companies and private investors. Since the Company does not have significant influence over Boston Metal, this investment has been classified as a financial instrument and recorded as “Investments in equity securities”.

Vale Nouvelle-Calédonie S.A.S. (“VNC”) – In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to a consortium constituted in a new company called “Prony Resources”, led by the current management and employees of VNC and supported by the Caledonian and French authorities with Trafigura Pte. Ltd. as a non-controlling shareholder. Under the terms of agreement, the Company has assumed an obligation to pay to the buyers an amount of R$2,573 (US$500 million) upon closing of the transaction and this amount has been provided for as at December 31, 2020.

In March 2021, the Company signed the share purchase agreement with Prony Resources, concluding the transaction to sell its interest in VNC. With the final agreement, Vale's obligation to pay to buyers increased by R$302 (US$55 million), which combined with other working capital adjustments, resulted in an additional loss of R$549, recorded as “Impairment and disposals of non-current assets”. On March 31, 2021, the Company disbursed R$3,134 (US$555 million) to VNC on the closing of the transaction, thus the liabilities recorded as at December 31, 2021 were settled and there is no outstanding balance in these interim financial statements.

The agreement also established that Vale may purchase a certain amount of VNC’s annual nickel production, with a cap price over a long-term period. Such cap included in contract is an embedded derivative, however, it is deemed closely related to the host contract (nickel supply agreement) because the cap was out of the money on inception of the contract. Therefore, this derivative will not be separated from the host contract, which will be accounted for as an executory contract.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Upon closing of the transaction, the Company also recognized a gain of R$6,391 (US$1,132 million) arising from the accumulated exchange differences reclassified from the stockholders’ equity to the income statement under “Other financial items, net”.

d) Financial guarantees provided

As at March 31, 2021 and December 31, 2020, the notional value of corporate financial guarantees provided by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures were R$8,481 and R$8,091, respectively. The fair value of these financial guarantees is shown in note 16.

13.         Intangibles

Movements during the period

	Consolidated
	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2020	17,141	28,015	-	396	2,757	48,309
Additions	-	183	-	78	-	261
Disposals	-	(13)	-	-	-	(13)
Amortization	-	(297)	-	(41)	-	(338)
Translation adjustment	1,106	-	-	18	-	1,124
Balance at March 31, 2021	18,247	27,888	-	451	2,757	49,343
Cost	18,247	33,330	-	4,077	2,757	58,411
Accumulated amortization	-	(5,442)	-	(3,626)	-	(9,068)
Balance at March 31, 2021	18,247	27,888	-	451	2,757	49,343

	Consolidated
	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2019	14,628	16,005	563	304	2,757	34,257
Additions	-	87	-	30	-	117
Disposals	-	(5)	-	-	-	(5)
Amortization	-	(215)	(1)	(30)	-	(246)
Translation adjustment	1,616	-	87	26	-	1,729
Balance at March 31, 2020	16,244	15,872	649	330	2,757	35,852
Cost	16,244	20,578	1,136	3,810	2,757	44,525
Accumulated amortization	-	(4,706)	(487)	(3,480)	-	(8,673)
Balance at March 31, 2020	16,244	15,872	649	330	2,757	35,852

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

14.        Property, plant and equipment

a) Movements during the period

	Consolidated
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	44,646	39,448	25,637	41,853	13,108	8,121	12,968	28,055	213,836
Additions (i)	-	-	-	-	-	209	-	5,144	5,353
Disposals	(2)	-	(4)	-	-	-	-	(101)	(107)
Assets retirement obligation (ii)	-	-	-	(2,101)	-	-	-	-	(2,101)
Depreciation, depletion and amortization	(562)	(623)	(872)	(759)	(211)	(223)	(346)	-	(3,596)
Impairment (iii)	-	-	-	-	-	-	-	(244)	(244)
Translation adjustment	1,396	767	1,390	3,121	35	614	572	1,511	9,406
Transfers	189	416	773	123	102	-	355	(1,958)	-
Balance at March 31, 2021	45,667	40,008	26,924	42,237	13,034	8,721	13,549	32,407	222,547
Cost	82,652	62,826	59,196	94,445	20,186	11,186	32,447	32,407	395,345
Accumulated depreciation	(36,985)	(22,818)	(32,272)	(52,208)	(7,152)	(2,465)	(18,898)	-	(172,798)
Balance at March 31, 2021	45,667	40,008	26,924	42,237	13,034	8,721	13,549	32,407	222,547

	Consolidated
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	43,137	38,713	22,921	33,302	13,075	6,819	12,126	17,640	187,733
Additions (i)	-	-	-	-	-	118	-	3,992	4,110
Disposals	(1)	(13)	(22)	(19)	-	-	(4)	(187)	(246)
Assets retirement obligation	-	-	-	218	-	-	-	-	218
Depreciation, depletion and amortization	(540)	(619)	(922)	(642)	(293)	(179)	(338)	-	(3,533)
Translation adjustment	2,771	1,465	3,407	4,336	242	1,444	1,089	605	15,359
Transfers	3	355	275	1,383	51	-	253	(2,320)	-
Balance at March 31, 2020	45,370	39,901	25,659	38,578	13,075	8,202	13,126	19,730	203,641
Cost	84,462	76,067	54,363	84,602	19,288	9,221	30,820	19,730	378,553
Accumulated depreciation	(39,092)	(36,166)	(28,704)	(46,024)	(6,213)	(1,019)	(17,694)	-	(174,912)
Balance at March 31, 2020	45,370	39,901	25,659	38,578	13,075	8,202	13,126	19,730	203,641

(i) Includes capitalized borrowing costs.

(ii) Refers to changes in discount rates.

(iii) Due to the Company's assessment of the recoverability of its coal assets, the carrying amount of this cash-generating unit was reduced to zero. Therefore, assets acquired during the year are also provided for impairment. In the current year, the Company recognized an impairment loss related to coal assets acquired in the amount of R$244.

b) Right-of-use assets (Leases)

	December 31, 2020	Additions and contract modifications	Depreciation	Translation adjustment	March 31, 2021
Ports	3,732	-	(61)	300	3,971
Vessels	2,779	-	(59)	267	2,987
Pellets plants	683	193	(53)	-	823
Properties	579	16	(34)	8	569
Energy plants	287	-	(9)	30	308
Mining equipment and locomotives	61	-	(7)	9	63
Total	8,121	209	(223)	614	8,721

Lease liabilities are presented in note 18.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15.        Financial and capital risk management

a) Effects of derivatives on the balance sheet

	Consolidated
	Assets
	March 31, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
IPCA swap	33	205	37	197
Eurobonds swap	-	-	-	13
Pre-dollar swap	-	6	-	46
Libor swap	5	29	-	-
	38	240	37	256
Commodities price risk
Base metals products	139	-	158	-
Gasoil, Brent and freight	622	-	503	-
	761	-	661	-

Others	-	84	-	91
	-	84	-	91
Total	799	324	698	347

	Consolidated
	Liabilities
	March 31, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	835	3,526	576	2,724
IPCA swap	28	704	382	520
Eurobonds swap	-	-	19	-
Pre-dollar swap	513	483	318	303
Libor swap	16	-	5	31
Forward transactions	148	160	6	-
	1,540	4,873	1,306	3,578
Commodities price risk
Base metals products	132	2	242	-
Gasoil, Brent and freight	3	-	64	-
	135	2	306	-

Others	80	-	100	-
Total	1,755	4,875	1,712	3,578

a.i) Net exposure

	Consolidated
	March 31, 2021	December 31, 2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(4,361)	(3,300)
IPCA swap	(494)	(668)
Eurobonds swap	-	(6)
Pre-dollar swap	(990)	(575)
Libor swap (i)	18	(36)
Forward transactions	(308)	(6)
	(6,135)	(4,591)
Commodities price risk
Base metals products	5	(84)
Gasoil, Brent and freight	619	439
	624	355

Others	4	(9)
	4	(9)
Total	(5,507)	(4,245)

(i) In July 2017, the U.K. Financial Conduct Authority (FCA), which regulates the London Interbank Offered Rate (‘‘LIBOR’’), announced the effective discontinuation of LIBOR. After June 30, 2023, the FCA will no longer require panel banks to submit quotes for any U.S. dollar LIBOR settings. The Company is currently evaluating the potential impact of the eventual replacement of the LIBOR interest rate.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a.ii) Effects of derivatives on the income statement and cash flows

	Consolidated
	Gain (loss) recognized in the income statement		Financial settlement inflows (outflows)
	Three-month period ended March 31,
	2021	2020	2021	2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,489)	(3,126)	(486)	(80)
IPCA swap	80	(1,089)	(97)	1
Eurobonds swap	(154)	(145)	(162)	(24)
Pre-dollar swap	(1,136)	(661)	(423)	(100)
Libor swap	53	-	(2)	-
	(2,646)	(5,021)	(1,170)	(203)
Commodities price risk
Base metals products	(13)	-	(33)	1,243
Gasoil, Brent and freight	229	(1,638)	109	(4)
	216	(1,638)	76	1,239
Others	8	265	-	296
	8	265	-	296
Total	(2,422)	(6,394)	(1,094)	1,332

a.iii) Hedge accounting

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended March 31,
	2021	2020
Net investments hedge	(851)	(2,394)
Cash flow hedge (Nickel and Palladium)	88	277

Net investment hedge:

In March 2021, the Company repurchased all hedge instruments in euros (note 18). As a result, the amount of debt designated as a hedge instrument for this investment is R$13,488 (US$2,368 million) as at March 31,2021.

Cash Flow Hedge (Nickel):

	Notional (ton)		Fair value				Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2021	December 31, 2020	Bought / Sold	Average strike (US$/ton)	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2021	2021
Nickel Revenue Hedging Program (i)
Call options	44,640	58,620	S	17,641	(129)	(239)	(30)	33	(129)
Put options	44,640	58,620	B	15,000	137	143	-	32	137
Total					8	(96)	(30)	65	8

(i) With the hedge structure, the company ensures prices between US$15,000/t and US$17,641/t for the program’s sales volume.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Cash flow hedge (Palladium):

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2021	December 31, 2020	Bought / Sold	Average strike (US$/t oz)	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2021	2021

Palladium Revenue Hedging Program
Call Options	-	7,200	S	-	-	(5)	(2)	-	-
Put Options	-	7,200	B	-	-	1	-	-	-
Total					-	(4)	(2)	-	-

b) Protection programs for the R$ and EUR denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2021	December 31, 2020	Index	Average rate	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2021	2021	2022	2023+

CDI vs. US$ fixed rate swap					(3,326)	(2,454)	(88)	244	(366)	(708)	(2,252)
Receivable	R$ 9,149	R$ 9,445	CDI	100.60%
Payable	US$ 2.144	US$ 2.213	Fix	2.57%

TJLP vs. US$ fixed rate swap					(1,035)	(846)	(66)	51	(263)	(285)	(487)
Receivable	R$ 1,561	R$ 1,651	TJLP +	1.12%
Payable	US$ 431	US$ 460	Fix	3.07%

R$ fixed rate vs. US$ fixed rate swap					(990)	(575)	(464)	228	(485)	(369)	(137)
Receivable	R$ 10,800	R$ 2,512	Fix	3.08%
Payable	US$ 2.073	US$ 621	Fix	-1.58%

IPCA vs. US$ fixed rate swap					(730)	(900)	(366)	52	(24)	(59)	(647)
Receivable	R$ 1,671	R$ 2,363	IPCA +	4.54%
Payable	US$ 413	US$ 622	Fix	3.88%

IPCA vs. CDI swap					237	232	-	2	33	204	-
Receivable	R$ 711	R$ 694	IPCA +	6.63%
Payable	R$ 1,350	R$ 550	CDI	98.76%

EUR fixed rate vs. US$ fixed rate swap					-	(6)	(162)	-	-	-	-
Receivable	-	EUR 500	Fix	0.00%
Payable	-	US$ 613	Fix	0.00%

Forward	R$ 8,863	R$ 916	B	5.90	(308)	(6)	(22)	165	(120)	(32)	(156)

c) Protection program for Libor floating interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2021	December 31, 2020	Index	Average rate	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2021	2021	2022	2023+

Libor vs. US$ fixed rate swap					18	(36)	(2)	16	(5)	(2)	25
Receivable	US$ 950	US$ 950	Libor	1.34%
Payable	US$ 950	US$ 950	Fix	4.78%

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2021	December 31, 2020	Bought / Sold	Average strike (US$/bbl)	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2021	2021+

Brent crude oil (bbl)
Call options	8,247,807	13,746,945	B	55	451	478	203	83	451
Put options	8,247,807	13,746,945	S	28	(4)	(59)	-	-	(4)

Forward Freight Agreement (days)
Freight forwards (days)	720	1,625	B	11,472	44	22	22	4	44

e) Embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value
Flow	March 31, 2021	December 31, 2020	Bought / Sold	Average strike	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2021	2021+

Option related to a Special Purpose Entity “SPE” (quantity)
Call option	137,751,623	137,751,623	B	2.99	84	95	-	10	84

Embedded derivatives in contracts for the sale of part of its shareholding (quantity)
Put option	1,105,070,863	1,105,070,863	S	4.32	(69)	(100)	-	16	(69)

Embedded Derivative in natural gas purchase agreement (volume/month)
Call options	729,571	746,667	S	233	(11)	-	-	13	(11)
Embedded in raw material purchase contract (ton)
Nickel forwards	2,347	1,979	S	17,974	4	10	-	7	4
Copper forwards	849	976	S	8,430	(3)	2	-	1	(3)

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

f) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at March 31, 2021

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II

CDI vs. US$ fixed rate swap	R$ depreciation	(3,326)	(6,455)	(9,583)
	US$ interest rate inside Brazil decrease	(3,326)	(3,495)	(3,672)
	Brazilian interest rate increase	(3,326)	(3,506)	(3,694)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(1,035)	(1,682)	(2,329)
	US$ interest rate inside Brazil decrease	(1,035)	(1,055)	(1,075)
	Brazilian interest rate increase	(1,035)	(1,095)	(1,149)
	TJLP interest rate decrease	(1,035)	(1,075)	(1,115)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(990)	(3,892)	(6,794)
	US$ interest rate inside Brazil decrease	(990)	(1,037)	(1,085)
	Brazilian interest rate increase	(990)	(1,222)	(1,438)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	(730)	(1,370)	(2,009)
	US$ interest rate inside Brazil decrease	(730)	(766)	(804)
	Brazilian interest rate increase	(730)	(829)	(925)
	IPCA index decrease	(730)	(791)	(852)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	237	222	209
	IPCA index decrease	237	225	214
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(225)	(214)

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	18	(16)	(50)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	16	50

NDF BRL/USD	R$ depreciation	(308)	(2,428)	(4,548)
	US$ interest rate inside Brazil decrease	(308)	(339)	(371)
	Brazilian interest rate increase	(308)	(464)	(612)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II

Fuel oil protection
Options	Price input decrease	448	171	77
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	171	77

Forward Freight Agreement
Forwards	Freight price decrease	44	22	(1)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(22)	1

Nickel sales fixed price protection
Forwards	Nickel price decrease	(1)	(14)	(26)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	(14)	(26)

Nickel Revenue Hedging Program
Options	Nickel price increase	7	(713)	(1,665)
Protected item: Part of nickel future revenues	Nickel price increase	7	713	1,665

Option - SPCs	SPCs stock value decrease	84	29	4

Instrument	Main risks	Probable	Scenario I	Scenario II

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	3	(52)	(107)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	(3)	(14)	(25)
Embedded derivatives - Gas purchase	Pellet price increase	(11)	(36)	(66)
Embedded derivatives - Guaranteed minimum return	Stock value decrease	(69)	(403)	(1,453)

g) Financial counterparties’ ratings

The table below presents the ratings published by Moody’s regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

	Consolidated
	March 31, 2021		December 31, 2020
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	537	-	11,487	188
Aa2	2,164	72	1,884	79
Aa3	4,751	198	8,735	214
A1	20,453	45	14,612	109
A2	22,078	500	20	105
A3	4,595	46	27	188
Baa1	-	-	18	-
Baa2	35	-	8	-
Ba1	-	4	15,516	-
Ba2	17,372	3	21,767	31
Ba3	9,544	-	-	-
Others	11	255	18	131
	81,540	1,123	74,092	1,045

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

16.	Financial assets and liabilities

a) Financial instruments classification

	Consolidated
	March 31, 2021				December 31, 2020
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (note 18)	73,399	-	-	73,399	70,086	-	-	70,086
Short-term investments (note 18)	-	-	8,141	8,141	-	-	4,006	4,006
Derivative financial instruments (note 15)	-	-	799	799	-	-	698	698
Accounts receivable (note 9)	18,629	-	1,397	20,026	23,377	-	2,567	25,944
Related parties (note 25)	849	-	-	849	1,009	-	-	1,009
	92,877	-	10,337	103,214	94,472	-	7,271	101,743
Non-current
Judicial deposits (note 22)	6,529	-	-	6,529	6,591	-	-	6,591
Restricted cash	329	-	-	329	197	-	-	197
Derivative financial instruments (note 15)	-	-	324	324	-	-	347	347
Investments in equity securities	-	6,189	-	6,189	-	3,936	-	3,936
Related parties (note 25)	5,183	-	-	5,183	4,791	-	-	4,791
	12,041	6,189	324	18,554	11,579	3,936	347	15,862
Total of financial assets	104,918	6,189	10,661	121,768	106,051	3,936	7,618	117,605

Financial liabilities
Current
Suppliers and contractors	17,733	-	-	17,733	17,496	-	-	17,496
Derivative financial instruments (note 15)	-	-	1,755	1,755	-	-	1,712	1,712
Loans, borrowings and leases (note 18)	5,633	-	-	5,633	5,901	-	-	5,901
Dividends payable	119	-	-	119	6,342	-	-	6,342
Liabilities related to the concession grant	1,465	-	-	1,465	1,088	-	-	1,088
Related parties (note 25)	4,148	-	-	4,148	3,759	-	-	3,759
Other financial liabilities	4,493	-	-	4,493	3,347	-	-	3,347
	33,591	-	1,755	35,346	37,933	-	1,712	39,645
Non-current
Derivative financial instruments (note 15)	-	-	4,875	4,875	-	-	3,578	3,578
Loans, borrowings and leases (note 18)	73,035	-	-	73,035	72,187	-	-	72,187
Related parties (note 25)	5,355	-	-	5,355	4,903	-	-	4,903
Participative stockholders' debentures (note 17)	-	-	23,043	23,043	-	-	17,737	17,737
Liabilities related to the concession grant	10,174	-	-	10,174	10,928	-	-	10,928
Financial guarantees	-	-	4,762	4,762	-	-	4,558	4,558
	88,564	-	32,680	121,244	88,018	-	25,873	113,891
Total of financial liabilities	122,155	-	34,435	156,590	125,951	-	27,585	153,536

b) Hierarchy of fair value

	Consolidated
	March 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	8,141	-	-	8,141	4,006	-	-	4,006
Derivative financial instruments	-	1,039	84	1,123	-	950	95	1,045
Accounts receivable	-	1,397	-	1,397	-	2,567	-	2,567
Investments in equity securities	6,189	-	-	6,189	3,936	-	-	3,936
Total	14,330	2,436	84	16,850	7,942	3,517	95	11,554

Financial liabilities
Derivative financial instruments	-	6,561	69	6,630	-	5,190	100	5,290
Participative stockholders' debentures	-	23,043	-	23,043	-	17,737	-	17,737
Financial guarantees	-	4,762	-	4,762	-	4,558	-	4,558
Total	-	34,366	69	34,435	-	27,485	100	27,585

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the three-month period ended March 31, 2021.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b.i) Changes in Level 3 assets and liabilities during the period

	Consolidated
	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2020	95	100
Gain and losses recognized in income statement	(11)	(31)
Balance at March 31, 2021	84	69

c) Fair value of loans and financing

	Consolidated
	March 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	42,436	52,388	38,708	52,100
Eurobonds	-	-	4,783	5,118
Debentures	2,177	2,242	2,577	2,578
Debt contracts in Brazil in:
R$, indexed to TJLP, TR,IPCA,IGP-M and CDI	3,397	3,396	4,470	4,452
R$, with fixed interest	148	151	180	180
Basket of currencies and bonds in US$ indexed to LIBOR	256	303	290	291
Debt contracts in the international market in:
US$, with variable and fixed interest	19,492	19,264	16,759	17,036
Other currencies, with variable interest	57	54	-	-
Other currencies, with fixed interest	626	674	616	698
Total	68,589	78,472	68,383	82,453

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

17.	Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On April 1, 2021 (subsequent event), the Company made available for withdrawal as remuneration the amount of R$1,073 for the second semester of 2020, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the quarter. The average price increased from R$45.65 per debenture for the year ended December 31, 2020 (R$26.81 for the year ended December 31, 2019) to R$59.30 per debenture for the period ended March 31, 2021 (R$27.07 for the period ended March 31, 2020), resulting in an expense of R$5,314 recorded in the income statement for the three-month period ended March 31, 2021 (R$103 for the period ended March 31, 2020).

Secondary public offering - In March 2021, BNDES (National Bank for Economic and Social Development-“Brazil”), BNDESPAR (BNDES Participações S.A.) and the Federal Government carried out a public offering for the secondary distribution of the participatory debentures held by them, which correspond to 55% of the total debentures in circulation. In April 2021 (subsequent event), the Company was notified that the secondary offer of 214,329,234 debentures was priced, in the total amount of R$11,467. The Company did not participate in this offer as a buyer.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

18.            Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)        Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	Consolidated
	March 31, 2021	December 31, 2020
Debt contracts in the international markets	63,328	61,787
Debt contracts in Brazil	6,046	7,639
Total of loans and borrowings	69,374	69,426

(-) Cash and cash equivalents	73,399	70,086
(-) Short-term investments	8,141	4,006
Net debt (cash)	(12,166)	(4,666)
Leasing	9,294	8,662

b)        Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being R$19,952 (R$14,805 as at December 31, 2020) denominated in R$, indexed to the CDI, R$51,367 (R$52,979 as at December 31, 2020) denominated in US$ and R$2,080 (R$2,302 as at December 31, 2020) denominated in other currencies.

c)        Short-term investments

At March 31, 2021, the balance of R$8,141 (R$4,006 as at December 31, 2020) is substantially comprised of investments in an exclusive investment fund immediately liquid, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

d)        Loans, borrowings and leases

i) Total debt

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Quoted in the secondary market:
Bonds	6.02%	-	-	42,436	38,709
Eurobonds		-	-	-	4,783
Debentures	10.48%	245	555	1,932	2,021
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.29%	1,145	1,662	2,252	2,808
R$, with fixed interest	2.80%	97	107	51	73
Basket of currencies and bonds in US$ indexed to LIBOR	2.31%	256	232	-	58
Debt contracts in the international market in:
US$, with variable and fixed interest	2.28%	1,994	942	17,498	15,817
Other currencies, with variable interest	-	-	-	57	-
Other currencies, with fixed interest	3.47%	68	61	558	555
Accrued charges		785	1,043	-	-
Total		4,590	4,602	64,784	64,824

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as at March 31, 2021.

(ii) R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of R$5,087 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.67% per year in US$.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Future flows of debt payments, principal and interest

	Consolidated
	Principal	Estimated future interest payments (i)
2021	1,886	2,448
2022	6,852	3,305
2023	1,637	3,133
2024	11,402	3,033
Between 2025 and 2029	11,966	5,699
2030 onwards	34,846	20,741
Total	68,589	38,359

(i) Based on interest rate curves and foreign exchange rates applicable as at March 31, 2021 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

Credit and financing lines

The Company has two revolving credit facilities to assist the short-term liquidity management and to enable more efficiency in cash management in the available amount of R$28,486 (US$5,000 million), of which R$11,394 (US$2,000 million) will mature in 2022 and R$17,092 (US$3,000 million) in 2024. As at March 31, 2021, these lines are undrawn.

In March 2021, the Company redeemed all of its 3.750% bonds due January 2023, in the total amount of R$4,946 (EUR750 million) and for it paid a premium of R$354, which was recorded as “Expenses with cash tender offer redemption” under the financial results for three-month period ended March 31,2021

Funding

In January 2021, the Company contracted the credit line R$1,633 (US$290 million) with The New Development Bank maturing at 2035 and indexed to Libor + 2,49% per year.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (LAJIDA) (as defined in note 4(a)) and interest coverage. The Company has not identified any instances of noncompliance as at March 31, 2021.

Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2020	47,010	4,980	17,436	69,426
Additions	-	-	1,633	1,633
Repayments (i)	(5,213)	(1,104)	(596)	(6,913)
Interest paid	(1,016)	(487)	(82)	(1,585)
Cash flow from financing activities	(6,229)	(1,591)	955	(6,865)

Effect of exchange rate	3,899	125	1,802	5,826
Interest accretion	633	303	51	987
Non-cash changes	4,532	428	1,853	6,813

March 31, 2021	45,313	3,817	20,244	69,374

(i) Includes expenses with the redemption of the 3.750% bonds in the amount of R$4,946.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

ii) Lease liabilities

	Consolidated
	December 31, 2020	Additions and contract modifications	Payments (i)	Interest (ii)	Translation adjustment	March 31, 2021
Ports	3,860	-	(93)	37	293	4,097
Vessels	2,770	-	(85)	26	281	2,992
Pellets plants	708	193	(5)	9	-	905
Properties	738	16	(88)	10	9	685
Energy plants	322	-	(11)	10	32	353
Mining equipment and locomotives	264	-	(22)	6	14	262
Total	8,662	209	(304)	98	629	9,294

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three-month period ended March 31, 2021 and 2020 was R$180 and R$147, respectively.

(ii) The interest accretion recognized in the income statement is disclosed in note 6.

Annual minimum payments

	2021	2022	2023	2024	2025 onwards	Total
Ports	282	343	336	331	4,540	5,832
Vessels	277	361	352	343	2,304	3,637
Pellets plants	221	195	67	67	581	1,131
Properties	170	155	123	112	205	765
Energy plants	29	38	36	33	343	479
Mining equipment and locomotives	66	77	52	44	89	328
Total	1,045	1,169	966	930	8,062	12,172

The amounts in the table above presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

e) Guarantees

As at March 31, 2021 and December 31, 2020, loans and borrowings are secured by property, plant and equipment in the amount of R$934 and R$915, respectively. The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

19.     Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities, including 11 victims still missing, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company has been recognizing provisions to meet its assumed obligations, including de-characterization of the dams, individual indemnification to those affected by the event, remediation of the affected areas and compensation to the society, as shown below:

	Consolidated
	December 31, 2020	Impact on the income statement	Present value adjustment	Disbursements	March 31, 2021
Global Settlement for Brumadinho	20,726	-	(490)	(68)	20,168
Provision for individual indemnification and other commitments	3,048	-	(34)	(317)	2,697
De-characterization of dams	11,897	-	(258)	(461)	11,178
Incurred expenses (i)	-	637	-	(637)	-
	35,671	637	(782)	(1,483)	34,043

(i) The Company has incurred expenses, which have been recognized straight to the income statement, in relation to communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. For period ended March 31, of 2020, the Company incurred expenses in the amount of R$708.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Global Settlement for Brumadinho

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021 and the res judicata was drawn up on April 7, 2021 (subsequent event).

With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic collective damages caused by the dam rupture were substantially resolved and the parameters for the reparation and compensation of said damages were established. As a result, the Company recorded an additional provision as at December 31, 2020.

The provision is discounted at presented value using an observable rate that reflects the current market assessments of the time value of money and the risks specific to the liability at the reporting date. During the current period, the discount rate applied on the provisions for the Global Settlement, individual indemnification and other commitments, has increased from 5.9% at December 31, 2020 to 7.3% at March 31, 2021, resulting in an impact of R$650 on the balance of the provisions.

Based on the present value of the projected cash outflows, the provision related to Global Settlement is detailed as follows:

	Consolidated
	March 31, 2021	December 31, 2020
Payment obligations (i)	11,943	12,172
Provision for socio-economic reparation and others	4,268	4,468
Provision for social and environmental reparation	3,957	4,086
	20,168	20,726

	March 31, 2021	December 31, 2020
Current liabilities	8,893	8,110
Non-current liabilities	11,275	12,616
Liabilities	20,168	20,726

(i) As established in the Global Settlement, R$5,433 in judicial deposits made by Vale in public civil actions due to the Dam I rupture will be released in the second quarter of 2021, to the State of Minas Gerais to use in water security projects and to develop projects that will be proposed by the affected communities. Therefore, the provision already considers that these judicial deposits settled part of the obligations.

(a.i) Cash settlement obligation

The cash settlement obligation relates to the socio-economic reparation and socio-environmental compensation projects that will be carried out or managed directly by the State of Minas Gerais and Institutions of Justice, mainly aiming to develop the urban mobility program and strengthening public service programs, as well as other projects that will be proposed by the affected population. In addition, resources will be used in a program of income transfer to those affected by the event, which will be carried out by Institutions of Justice. Of the total amount, R$4,400 relates to the income transfer program that will be fully paid in 2021. The remaining amount of R$7,543 is the present value of the semiannual fixed payments obligation, which will last 5 years on average.

(a.ii) Provision for socio-economic reparation and others

The Global Settlement includes remediation projects for Brumadinho and other affected municipalities of the Paraopeba Basin. The socioeconomic reparation actions aims to strengthen the productive activities of the affected region, through measures for greater economic diversification of the municipality of Brumadinho, reducing its historical dependence on mining, and, for the rest of the Basin, finding ways to support the transformation of the economy of the impacted municipalities. These projects will be carried out directly by the Company for an average period of 3 years.

The estimated amounts for the project execution, although set in the agreement, may vary since the implementation of those projects are Vale's responsibility and changes against the original budget may result in changes in provision in future reporting periods.

(a.iii) Provision for social and environmental reparation

The Global Settlement establishes the rule for the development of the environmental reparation plan, and projects for the compensation of environmental damage already known. These measures aim to repair the damage caused, restore the ecosystems disruption, restore local infrastructure, repair social and economic losses, recover affected areas and repair the loss of memory and cultural heritage caused by the dam rupture. It also includes several actions to clean up the affected areas and improvements to the water catchment system along the Paraopeba River and other water collection points near the affected area. These measures and compensation projects will be carried out directly by the Company for an average period of 5 years.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The estimated amount to carry out the environmental recovery actions is part of the Global Settlement. However, it has no cap due to the Company's legal obligation to fully repair the environmental damage caused by the dam rupture. Therefore, this provision may change in the future depending on several factors that are not under the control of the Company.

b) Provision for individual indemnification and other commitments

In addition to the Global Settlement, the Company has been working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I. As at March 31, 2021, the provision recorded is R$1,301 (R$1,387 as at December 31, 2020).

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s Dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations (“UN”). As at March 31, 2021, the provision recorded is R$890 (R$930 as at December 31, 2020).

In addition, the Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of R$250. In July 2020, the Company signed an agreement with IBAMA, of which R$150 will be used in environmental projects in 7 parks in the state of Minas Gerais, covering an area of approximately 794 thousand hectares, and R$100 will be used in basic sanitation programs in the state of Minas Gerais.

c) De-characterization of other dams in Brazil

Following the Brumadinho Dam rupture, the Company has decided to speed up the plan to “de-characterize” its tailings dams built under the upstream method (same method as Brumadinho’s dam), certain “centerline structures” and dikes, located in Brazil. The observable rate applied to the provision for the de-characterization of dams, increased from 3.5% at December 31, 2020 to 4.3% at March 31, 2021, resulting in an impact of R$278 on the balance of the provision. The Company has a total provision to comply with these assumed obligations in the amount of R$11,178 at March 31, 2021 (R$11,897 as at December 31, 2020).

(c.i) Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of R$619 and R$981 for the periods ended March 31,2021 and 2020, respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

d) Contingencies and other legal matters

(d.i) Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the rupture of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and state prosecutors claiming economic and environmental damages resulting from the dam rupture and seeking a broad range of injunctions ordering Vale to take specific remediation and reparation actions. These legal proceedings were initially brought before various state courts in Minas Gerais but have been consolidated before the 6th Public Treasury Court in the city of Belo Horizonte and then transferred to the 2nd Public Treasury Court in the city of Belo Horizonte.

With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic collective damages caused by the dam rupture were substantially resolved. Indemnifications for individual damages are not covered by the Global Settlement, but the parties ratified the agreement signed by Vale with the Public Defendants of the State of Minas Gerais on April 5, 2019. Thus, the Company expects to keep signing individual agreements.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(d.ii) Requests for fines or forfeit of assets

On August 26, 2020, the Public Prosecutor's Office of Minas Gerais (“MPMG”) and other plaintiffs of the Public Civil Actions presented a request for ruling condemning Vale to indemnify alleged economic losses of the State of Minas Gerais and collective moral damages, both claims already considered in said Public Civil Actions filed against Vale in January 2019 as a result of the Brumadinho dam rupture. In that submission, the plaintiffs also requested the immediate freezing of R$26.7 billion from the Company as a guarantee for the reimbursement of the alleged economic losses, which was dismissed by the judge of the 2nd Lower Court of Public Treasury of Belo Horizonte on October 6, 2020. This claim was extinguished with the Global Settlement.

In other proceeding, in May 2020, the MPMG requested the imposition of fines or forfeit of assets, rights and amounts of the Company, allegedly based on Article 5, item V of Brazilian Law 12.846/2013. According to the MPMG, Vale would have, through its employee’s actions, hindered the inspection activities of public agencies in the complex. Vale was not required to present any guarantees of R$7.9 billion based on a judicial decision. The Company believes that the likelihood of loss is remote. In January 2021, the Comptroller General of the State of Minas Gerais (“CGE”) notified Vale to present it defense against the Administrative Liability Proceeding (“PAR”) initiated based on the same article. Vale presented its defense in March 2021, and filed a writ of mandamus in the face of the establishment of this PAR, which had the injunction granted to suspend the proceeding of the PAR.

In October 2020, the Company was informed that the Brazilian Office of the Comptroller General (“CGU”) initiated an administrative proceeding based on the same allegations made by the MPMG. As this is a discretionary procedure from the CGU, the Company estimates its likelihood of a loss during the administrative phase as possible, but it reaffirms its assessment of loss as remote in the annulment lawsuit to be instituted against any decision by CGU, if necessary.

(d.iii) U.S. Securities putative class action suit

Vale is defending itself in a putative class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. The Lead Plaintiff alleges that Vale made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego de Feijão mine and the adequacy of the related programs and procedures.

Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and the fact Discovery is expected to be concluded by June 2021. In parallel, in February 2021 the Plaintiff filed a motion for class certification, which we opposed on April 9, 2021. The deadline to file Reply and rebuttal expert report on class certification is May 24, 2021.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of this process is classified as possible. However, considering the initial stage of this putative class action, it is not possible at this time to reliably estimate the amount of a potential loss. The plaintiff did not specify the amounts of the losses alleged in this claim.

(d.iv) Arbitration proceedings in Brazil filed by shareholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 166 minority shareholders, (ii) one arbitration filed by a class association allegedly representing all Vale’s minority shareholders, and (iii) one arbitration filed by foreign investment funds.

In the three proceedings, the Claimants argue Vale would be aware of the risks associated with the dam, and failed to disclose it to the shareholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these proceedings is classified as possible.

Specifically, in the proceeding filed by foreign funds, the Claimants estimated the amount of the alleged losses at approximately R$1,800. However, the Company disagree with the estimated losses alleged by the foreign funds and believes that the likelihood of loss is remote based on the current status of the proceeding.

(d.v) Investigations by the CVM and the U.S. Securities and Exchange Commission (“SEC”)

The Company is cooperating with the CVM and the SEC by providing documents and other information related to the Dam I rupture in connection with ongoing investigations by both agencies. These investigations relate to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The CVM and SEC investigations may result in the application of fines and administrative penalties either through negotiated resolutions or court proceedings.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(d.vi) Criminal proceedings and investigations

In January 2020, the MPMG brought criminal charges against 16 individuals (including former executive officers of Vale and current and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. These charges were accepted by the state criminal judge in the city of Brumadinho on February 14, 2020, and a criminal proceeding against these individuals and Vale is ongoing. Vale intends to vigorously defend itself against the criminal claims, and the Company cannot estimate when a decision on this criminal proceeding will be issued. The criminal action is currently suspended while the MPMG organizes the relevant documents to enable defendants to defend themselves properly. In addition, the MPF and the federal police are conducting a separate investigation into the causes of the dam rupture in Brumadinho, which may result in additional criminal proceedings.

e) Insurance and financial guarantees

(e.i) Insurance

The Company is negotiating with insurers the payment of indemnification under its operational risk and civil liability. However, these negotiations are still at a preliminary stage, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in these financial statements.

(e.ii) Financial guarantees

For the Brumadinho event, the Company has financial guarantees in the amount of R$5,289 in March 31, 2021 (R$5,843 in December 31, 2020), which were presented in court and used to release the respective judicial deposit. The expenses related to these financial guarantees in the amounts of R$10 and R$38 were recorded as financial expense in the Company's income statement for the period ended March 31, 2021 and December 31,2020, respectively. With the Global Agreement, these guarantees will be released in 2021.

20.     Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (Samarco) failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The rupture resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In June 2016, Samarco, Vale and BHPB created the Fundação Renova, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam rupture. The creation of Fundação Renova was provided for under the agreement for settlement and conduct adjustment (the ‘‘Framework Agreement’’) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties, improving the governance mechanism of Fundação Renova and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement based on the findings of experts hired by Samarco to advise the MPF (Federal Prosecutor’s Office) over a two-year period (the ‘‘June 2018 Agreement’’). Under the Framework Agreement, the June 2018 Agreement and Renova’s by-laws, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements Under the Framework Agreement. Since Samarco is not generating cash enough to comply with its cash needs, the Company and BHPB have been funding the Fundação Renova and also providing funds directly to Samarco, to preserve its operations and to support Samarco’s funding obligations.

In addition, the Company has a provision of R$1,121 for the de-characterization of the Germano dam. Samarco has been gradually resuming its operations since December 2020.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

On April 9, 2021 (subsequent event), Samarco filed for a petition for judicial reorganization ("JR") with the Minas Gerais State Court to renegotiate its financial debts, which is held by bondholders abroad. The JR was filed to prevent legal actions, such as the enforcement action filed in Brazil with respect to promissory notes and actions filed in New York, USA, by bondholders of notes maturing in 2022, 2023 and 2024, all of which include requests to attach Samarco’s bank accounts. The Company does not guarantee any of the Samarco’s financial debts.

Movements during the period

	Consolidated
	2021	2020
Balance at January 1,	10,782	6,853
Provision	-	-
Disbursements	(568)	(300)
Present value valuation	(348)	73
Balance at March 31,	9,866	6,626

	March 31, 2021	December 31, 2020
Current liabilities	4,818	4,554
Non-current liabilities	5,048	6,228
Liabilities	9,866	10,782

Samarco’s working capital

In addition to the provision, Vale S.A. made available R$113 during the three-month period ended March 31, 2021, which was fully used to fund Samarco’s working capital. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”. Vale S.A. may provide an additional short-term credit facility up to R$365 (US$64 million) in 2021.

Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Company expects the Framework Agreements to represent the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the period were as follows:

(i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Prosecutors ("MPF")

The Framework Agreement (“TAC-Gov”) estates a possible renegotiation of Renova Foundation's reparation programs upon the completion of studies carried by specialists. However, these studies have not yet been concluded and, therefore, these negotiations have not started. This issue motivated the request for the resumption of the Public Civil Action, by the Federal Public Prosecutors ("MPF").

Although, in March 2021, the Federal Prosecutors, the State Public Prosecutors of Minas Gerais and the Public Defenders of the Federal Union (“DPU”), of Minas Gerais (“DPMG”) and of Espírito Santo (“DPES”) requested and had granted the suspension of the process until April 27, 2021, in order to initiate the negotiations for a possible renegotiation of the measures for full reparation of socio-economic and socio-environmental damages caused by the rupture of the Fundão dam.

In March 2021, a new incidental proceeding (“Eixo Prioritário”) was initiated, at the request of the Federal Attorney General’s Office (“AGU”), with the purpose of discuss a restructure on Renova Foundation's organizational management structure, the “Eixo Prioritário 13”. There was granted an injunction for an expert procedure and diagnosis report to be made at the Renova Foundation, in particular of its governance mechanisms.

The “Eixos Prioritários” discuss specific obligations set forth in the proceedings based on the obligations established in the TTAC, dividing them by theme, in order to facilitate the procedural organization of the discussions.

On March 30, 2021, the MPF also filed a motion to recuse the Judge responsible for the civil actions, from the cases (“Arguição de Suspeição”). Such motion has not been ruled yet by the Federal Regional Tribunal of the 1st Region.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(ii) Class Action in the United States

In March 2017, the holders of securities issued by Samarco Mineração S.A. filed a potential collective action in the New York Federal Court against Samarco, Vale, BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. based on U.S. Federal Securities laws, which was dismissed without prejudice, in June 2019. In December 2019 the plaintiffs filed a Notice of Appeal to the NY Court of Appeals.

In January 2021, it was held a hearing before the Second Circuit of the New York State Court of Appeals. In March 2021 the Second Circuit denied the plaintiff’s appeal. In case no further appeal is filed, Vale expects this decision to be final by June 2021.

(iii) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure. Charges remain pending against the Company. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. In March 2020, the judge scheduled a number of hearings to collect defense witnesses’ testimonies and intent letters were issued for the same purpose, but due to the new coronavirus pandemic, all hearings in the country which were previously scheduled to take place in April have been cancelled by an express determination from the National Justice Council. In July 2020, the Federal Court of the 1st Region denied an appeal presented by Vale and rejected the claim to recognize the state of limitation to keep the company within the criminal process. In October 2020, the criminal action was scanned and transferred to electronic processing. Additionally, the scheduling of hearings for the deposition of defense witnesses began in some cities, which received the letter precatory from Ponte Nova. In February, 2021, the Federal Public Prosecutors ("MPF") requested the resumption of the hearings and it rescheduling at Ponte Nova to continue prosecuting the case. There is no judicial decision about the request yet, because the defendant’s responses has not been presented so far, being their deadlines ongoing. The Company cannot estimate when a final decision on the case will be issued.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. For the period ended March 31, 2021, the Company received payments in the amount of R$174 (US$33 million), and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

21.      Provisions

	Consolidated
	Current liabilities		Non-current liabilities
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Payroll, related charges and other remunerations	2,783	4,560	-	-
Onerous contracts	258	302	4,778	4,360
Environmental obligations	490	533	1,074	1,038
Asset retirement obligations (i)	546	516	20,891	21,413
Provision related to VNC sale (note 12)	-	2,598	-	-
Provisions for litigation (note 22)	470	455	5,282	5,216
Employee postretirement obligations (note 23)	596	534	10,389	11,802
Provisions	5,143	9,498	42,414	43,829

(i) The Company has issued letters of credit and surety bonds for R$3,780 as at March 31, 2021 in connection with the Asset retirement obligations for its Base Metals operations.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

22.     Litigations

a)       Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations. The main litigations refer to:

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on stockholders’ equity (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as at March 31, 2021 is R$2,202 (R$2,197 as at December 31, 2020). This proceeding is guaranteed by a judicial deposit in the amount of R$2,535 recorded at March 31, 2021 (R$2,529 as at December 31, 2020).

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	2,520	1,354	1,741	56	5,671
Additions and reversals, net	(9)	(7)	105	(1)	88
Payments	-	(63)	(51)	(1)	(115)
Indexation and interest	21	55	30	2	108
Balance at March 31, 2021	2,532	1,339	1,825	56	5,752
Current liabilities	40	75	354	1	470
Non-current liabilities	2,492	1,264	1,471	55	5,282
	2,532	1,339	1,825	56	5,752

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	2,804	1,213	1,835	43	5,895
Additions and reversals, net	23	14	49	3	89
Payments	(3)	(48)	(89)	-	(140)
Indexation and interest	57	39	24	2	122
Translation adjustment	66	10	-	-	76
Balance at March 31, 2020	2,947	1,228	1,819	48	6,042
Current liabilities	40	72	345	1	458
Non-current liabilities	2,907	1,156	1,474	47	5,584
	2,947	1,228	1,819	48	6,042

b)        Contingent liabilities

	Consolidated
	March 31, 2021	December 31, 2020
Tax litigations	42,183	35,914
Civil litigations	7,966	7,005
Labor litigations	2,945	2,926
Environmental litigations	4,841	4,717
Total	57,935	50,562

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

As reported in the annual financial statements for 2020, the Company is party in several actions and the main updates on contingent liabilities since then, are discussed as follows:

(b.i) Assessments regarding the disallowance of JCP:

In February 2021 Vale was assessed for collection of IRPJ, CSLL and penalties regarding the disallowance of the JCP expenses deducted from the 2017 taxable income, in the amount of R$3,426. There was also a reduction in tax losses, with the corresponding tax impact of R$698 in March 31,2021. The Company had filed an administrative appeal and a decision is pending. As of March 31,2021, the likelihood of loss is possible.

(b.ii) Proceeding related to income tax paid abroad:

In March 2021, Vale was assessed for the collection of R$2,171 due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal and a decision is pending. As of March 31, 2021, the likelihood of loss is possible.

c) Judicial deposits

	Consolidated
	March 31, 2021	December 31, 2020
Tax litigations	5,146	5,132
Civil litigations	451	441
Labor litigations	872	924
Environmental litigations	60	94
Total	6,529	6,591

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$11.7 billion in guarantees for its lawsuits, as an alternative to judicial deposits.

e) Contingent Assets

There have been no developments on matters related to the contingent assets since the December 31, 2020 financial statements. Therefore, no assets were recognized in the period ended March 31,2021.

23.	Employee post-retirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	Consolidated
	March 31, 2021			December 31, 2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(16,015)	(24,379)	(8,892)	(16,138)	(24,073)	(9,007)
Fair value of assets	20,073	22,286	-	20,626	20,744	-
Effect of the asset ceiling	(4,058)	-	-	(4,488)	-	-
Liabilities	-	(2,093)	(8,892)	-	(3,329)	(9,007)

Current liabilities	-	(154)	(442)	-	(204)	(499)
Non-current liabilities	-	(1,939)	(8,450)	-	(3,125)	(8,508)
Liabilities	-	(2,093)	(8,892)	-	(3,329)	(9,007)

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

24.	Stockholders’ equity

a) Share capital

As at March 31, 2021, the share capital was R$77,300 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	March 31, 2021
Stockholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,991,377,240	-	1,991,377,240
Previ	534,423,682	-	534,423,682
Capital World Investors	302,201,922	-	302,201,922
Capital Research Global Investors	294,934,543	-	294,934,543
Bradespar	293,907,266	-	293,907,266
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	279,562,772	-	279,562,772
Others	3,139,424,184	-	3,139,424,184
Golden shares	-	12	12
Total outstanding (without shares in treasury)	5,130,801,424	12	5,130,801,436
Shares in treasury	153,673,346	-	153,673,346
Total capital	5,284,474,770	12	5,284,474,782

b) Share buyback program

On April 1, 2021 (subsequent event), the Board of Directors approved a share buyback program for Vale’s common share which will be limited to a maximum of 270,000,000 common shares, and their respective ADRs, representing up to 5.3% of the total number of outstanding shares. The program will be carried out over a period of up to 12-month period and the repurchased shares will be cancelled after the expiration of the program and/or alienated through the executive compensation programs. The shares will be acquired in the stock market based on regular trading conditions.

c) Treasury shares

In March 2021, the Company used 890,482 (2020: 1,628,485 shares) from its treasury shares, for the share-based payment program of its executives (Matching program), corresponding to the amount of R$37 (2020: R$68) recognized as “Treasury shares utilized in the period” in the Statement of Changes in Equity.

d) Stockholder’s remuneration

On February 25, 2021, based on the Company’s dividends policy, the Board of Directors approved the stockholder’s remuneration in the amount of R$21,866, equivalent to R$4.262386983 per share. This amount was paid on March 15, 2021, of which R$4,288 was in the form of interest on stockholders’ equity and R$17,578 in the form of dividends.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

25.	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

In April 2021 (subsequent event), the Company signed an Investment Agreement with Mitsui (related party) for the acquisition by Vale of the totality of Mitsui´s interest of Vale Moçambique and NLC. The Investment Agreement determines that Vale will acquire Mitsui's stake in the mine and logistics assets for an immaterial consideration and will undertake of the Nacala Corridor Project Finance in full (note 12).

a) Transactions with related parties

	Consolidated
	Three-month period ended March 31,
	2021				2020
	Joint Ventures	Associates	Major Shareholders	Total	Joint Ventures	Associates	Major Shareholders	Total
Net operating revenue	888	326	295	1,509	308	274	142	724
Cost and operating expenses	(967)	(30)	-	(997)	(1,201)	(28)	-	(1,229)
Financial result	72	(2)	(2,952)	(2,882)	33	8	(106)	(65)

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants and the logistics costs for using the Nacala Logistic Corridor.

b) Outstanding balances with related parties

	Consolidated
	March 31, 2021				December 31, 2020
	Joint Ventures	Associates	Major Shareholders	Total	Joint Ventures	Associates	Major Shareholders	Total
Assets
Cash and cash equivalents (i)	-	-	11,778	11,778	-	-	10,820	10,820
Accounts receivable	854	772	10	1,636	565	236	11	812
Dividends receivable	293	4	-	297	101		-	101
Loans (ii)	6,032	-	-	6,032	5,800	-	-	5,800
Derivatives financial instruments (i)	-	-	3	3	-	-	12	12
Other assets	394	8	-	402	354	8	-	362
				-
Liabilities				-
Supplier and contractors	359	27	173	559	627	54	181	862
Loans (iii)	-	8,247	-	8,247	-	7,440	4,907	12,347
Derivatives financial instruments (i)	-	-	4,219	4,219	-	-	1,255	1,255
Other liabilities	1,256	528	-	1,784	1,222	-	-	1,222

(i) Refers to regular financial instruments with large financial institutions of which the stockholders were part of the controlling “shareholders’ agreement”.

(ii) Refers to the loan with Nacala BV., which carries interest at the average rate of 8.2% p.a. and maturity at 2034. In 2020, the Company recognized an impairment of this receivable in the amount of R$4,106.

(iii) Mainly relates to Vale Moçambique's loan payable to an entity controlled by one of its non-controlling shareholders, which carries interest at 5.83% p.a. and maturity at 2034.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

26.	Select notes to Parent Company information (individual interim information)

a)   Other financial assets and liabilities

	Parent company
	Current		Non-Current
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Other financial assets
Restricted cash	-	-	21	20
Derivative financial instruments	33	37	295	338
Investments in equity securities	-	-	5,411	3,438
Related parties - Loans	-	-	41	42
	33	37	5,768	3,838
Other financial liabilities
Derivative financial instruments	1,487	1,166	4,259	3,076
Related parties - Loans	2,227	2,484	87,326	89,156
Financial guarantees	-	-	4,762	4,558
Liabilities related to the concession grant	1,465	1,088	10,174	10,928
Advance receipts	14	9	-	-
	5,193	4,747	106,521	107,718

b)   Investments

	Parent company
	2021	2020
Balance at January 1st,	181,319	144,594
Additions and Capitalizations	403	1,104
Disposals	(2)	(118)
Translation adjustment	8,609	28,920
Equity results in income statement	13,748	(2,208)
Equity results in statement of comprehensive income	2,021	157
Dividends declared	(228)	(535)
Others	91	522
Balance at March 31,	205,961	172,436

c)   Intangibles

	Parent company
	Concessions	Contract right	Software	Total
Balance at December 31, 2020	28,015	-	228	28,243
Additions	183	-	36	219
Disposals	(13)	-	-	(13)
Amortization	(297)	-	(19)	(316)
Balance at March 31, 2021	27,888	-	245	28,133
Cost	33,330	-	2,654	35,984
Accumulated amortization	(5,442)	-	(2,409)	(7,851)
Balance at March 31, 2021	27,888	-	245	28,133

	Parent company
	Concessions	Contract right	Software	Total
Balance at December 31, 2019	15,993	99	179	16,271
Additions	87	-	28	115
Disposals	(5)	-	-	(5)
Amortization	(215)	(1)	(14)	(230)
Balance at March 31, 2020	15,860	98	193	16,151
Cost	20,566	223	2,533	23,322
Accumulated amortization	(4,706)	(125)	(2,340)	(7,171)
Balance at March 31, 2020	15,860	98	193	16,151

d)   Property, plant and equipment

	Parent company
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	28,299	30,567	10,232	9,016	12,713	2,115	7,065	11,331	111,338
Additions (i)	-	-	-	-	-	193	-	2,652	2,845
Disposals	-	-	(3)	-	-	-	-	(12)	(15)
Assets retirement obligation	-	-	-	(335)	-	-	-	-	(335)
Depreciation, amortization and depletion	(314)	(404)	(370)	(199)	(200)	(96)	(267)	-	(1,850)
Transfers	123	188	580	74	94	-	317	(1,376)	-
Balance at March 31, 2021	28,108	30,351	10,439	8,556	12,607	2,212	7,115	12,595	111,983
Cost	37,640	41,814	20,447	11,864	19,247	2,966	15,929	12,595	162,502
Accumulated depreciation	(9,532)	(11,463)	(10,008)	(3,308)	(6,640)	(754)	(8,814)	-	(50,519)
Balance at March 31, 2021	28,108	30,351	10,439	8,556	12,607	2,212	7,115	12,595	111,983

	Parent company
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	28,352	30,219	10,213	7,153	12,766	2,114	6,840	8,218	105,875
Additions (i)	-	-	-	-	-	117	-	1,980	2,097
Disposals	-	(9)	(2)	(19)	-	-	(3)	(7)	(40)
Assets retirement obligation	-	-	-	(383)	-	-	-	-	(383)
Depreciation, amortization and depletion	(271)	(395)	(354)	(159)	(244)	(87)	(248)	-	(1,758)
Transfers	5	368	273	935	196	-	228	(2,005)	-
Balance at March 31, 2020	28,086	30,183	10,130	7,527	12,718	2,144	6,817	8,186	105,791
Cost	36,258	39,725	18,827	10,148	18,499	2,539	14,901	8,186	149,083
Accumulated depreciation	(8,172)	(9,542)	(8,697)	(2,621)	(5,781)	(395)	(8,084)	-	(43,292)
Balance at March 31, 2020	28,086	30,183	10,130	7,527	12,718	2,144	6,817	8,186	105,791

(i) Includes capitalized borrowing costs.

e)   Loans and borrowings

	Parent company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Quoted in the secondary market:
Bonds	6.02%	-	-	2,964	2,704
Eurobonds	-	-	-	-	4,783
Debentures	10.48%	246	555	1,932	2,021
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.29%	1,145	1,203	2,251	2,808
R$, with fixed interest	2.80%	80	84	51	71
Basket of currencies and bonds in US$ indexed to LIBOR	2.31%	254	232	-	58
Debt contracts in the international market in:
US$, with variable interest	2.28%	855	871	9,415	7,405
Others, with variable interest	3.47%	-	-	56	-
Accrued charges		109	369	-	-
Total		2,689	3,314	16,669	19,850

The future flows of debt payments (principal) are as follows:

Parent company
Debt principal
2021	1,861
2022	3,618
2023	1,561
2024	5,627
Between 2025 and 2029	1,909
2030 onwards	4,673
19,249

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

f)   Provisions

	Parent company
	Current liabilities		Non-current liabilities
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Payroll, related charges and other remunerations	1,992	3,154	-	-
Environmental obligations	384	419	601	583
Asset retirement obligations	296	323	4,070	4,405
Provisions for litigation	470	455	4,844	4,782
Employee postretirement obligations	278	255	3,245	3,246
Provisions	3,420	4,606	12,760	13,016

g)   Provisions for litigation

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	2,410	1,090	1,687	50	5,237
Additions and reversals, net	(7)	(7)	105	-	91
Payments	-	(63)	(51)	(1)	(115)
Indexation and interest	21	48	30	2	101
Balance at March 31, 2021	2,424	1,068	1,771	51	5,314
Current liabilities	40	75	354	1	470
Non-current liabilities	2,384	993	1,417	50	4,844
	2,424	1,068	1,771	51	5,314

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	2,325	1,004	1,734	39	5,102
Additions and reversals, net	14	14	55	3	86
Payments	(2)	(26)	(87)	-	(115)
Indexation and interest	25	33	25	2	85
Balance at March 31, 2020	2,362	1,025	1,727	44	5,158
Current liabilities	40	72	345	1	458
Non-current liabilities	2,322	953	1,382	43	4,700
	2,362	1,025	1,727	44	5,158

h)   Contingent liabilities

	Parent company
	March 31, 2021	December 31, 2020
Tax litigations	38,996	32,902
Civil litigations	6,376	5,522
Labor litigations	2,856	2,846
Environmental litigations	3,961	3,837
Total	52,189	45,107

i)   Income taxes

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Parent company
	Three-month period ended March 31,
	2021	2020
Income (loss) before income taxes	38,292	(3,114)
Income taxes at statutory rates - 34%	(13,019)	1,059
Adjustments that affect the basis of taxes:
Tax incentives	2,312	1,225
Equity results	4,674	(751)
Others	(1,695)	2,565
Income taxes	(7,728)	4,098

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations
Date: April 26, 2021